August 23, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-19-12

QUATERRA ANNOUNCES INVESTOR RELATIONS CONSULTING AGREEMENT

VANCOUVER, B.C.—Quaterra Resources Inc. today announced it has engaged Robert Clements and B. Allen Connell of Dallas, Texas, to act as investor relations consultants to the Company, subject to acceptance of the TSX Venture Exchange and the NYSE Amex.

Mr. Clements and Mr. Connell will provide general investor relations services including analyzing equity market conditions relating to the Company; introductions to financial intermediaries; future equity financings; shareholder relations; and the general undertakings of the Company. The agreements will terminate on December 31, 2015, and may be renewed.

In connection with the engagement of the consultants, Quaterra will grant to Mr. Clements and Mr. Connell an aggregate 200,000 incentive stock options each, at an exercise price of $0.60 per share expiring on December 31, 2015. The Options will vest in stages over 12 months with no more than a quarter of the options vesting in any three-month period.

Mr. Clements has more than 50 years experience in the investment business having served as an analyst, banker and portfolio manager for firms such as Kidder Peabody and Morgan Stanley-Dean Witter. He has owned and managed a successful venture capital firm, Brittany Capital Company, Inc. since 1977, and has counseled numerous private and public entities.

Mr. Connell served as Vice President and Director of Investor Relations of Carrizo Oil and Gas, Inc. from 2000 until September 2008. Prior to Carrizo, he spent 35 years in the brokerage and investment banking business, based in Dallas, Texas, with a focus on exploration and productions companies. Mr. Connell served on the NGAS Resources Board of Directors from June 2010 until it was acquired by MHR one year later.

Mr. Clements owns 435,000 shares directly and 400,000 shares indirectly in Quaterra, and Mr. Connell owns 415,000 shares. They have no other direct or indirect interest in the securities of the Company, nor any right to acquire an interest except pursuant to the exercise of the above referenced options.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.